

September 21, 2012

Via E-mail
Zhou Mingchun
Chief Financial Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

> **Re: PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 001-15006**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 8

1.   We note you have disclosed "net cash flows from operating activities per share" and "net cash flows from operating activities per ADS." It does not appear that the presentation of cash flow per share measures is appropriate. Please tell us how you considered the guidance of FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

Risk Factors, page 10

2. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board ("PCAOB") inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.asp). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Exploration and Production, page 19

Reserves, page 19

3. We note the disclosure per page 21 of your filing stating that the majority of your proved undeveloped reserves ("PUDs") are "already scheduled to be developed within the next five years." Please clarify this disclosure by clearly indicating that the majority of your PUD reserves are scheduled for development within five years after initial booking, as provided in Rule 4-10(a)(31)(ii) of Regulation S-X, if true, or otherwise clarify.

4. We note the disclosure per page 21 of your filing stating that a portion of your natural gas PUDs are anticipated to take more than five years to be fully developed due to characteristics of the development projects and contractual or pipeline capacity restrictions. Item 1203(d) of Regulation S-K requires disclosure explaining the reasons why material amounts of PUDs remain undeveloped for five years or more after initial disclosure (e.g., significant front-end non-drilling capital expenditures). Please expand your disclosure to provide additional detail regarding the specific circumstances that are causing the development of these PUDs to take more than five years.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3 – Summary of Principal Accounting Policies, page F-8

(j) Leases, page F-14

5. We note your disclosure stating that payments made to the PRC's land authorities to secure land use rights are treated as operating leases. To the extent these land use rights relate to your exploration and production activities, please tell us how you considered the

guidance per paragraph 2(a) of IAS 17 which indicates that this standard does not apply to leases to explore for or use minerals, oil, natural gas, and similar non-regenerative resources.

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-46

Capitalized Costs, page F-48

6.   We note you present information about oil and gas producing activities consistent with the disclosure requirements per FASB ASC 932-235 in accordance with Item 302(B) of Regulation S-K. Please tell us how you considered providing separate disclosure of capitalized costs incurred for unproved properties. In this regard, we note your disclosure on page F-26 that you have exploratory well costs classified within construction in progress in your Property, plant and equipment line item. Refer to FASB ASC 932-235-50-14.

Additionally, please address the apparent discrepancy in disclosures between page 50, which states "We have no costs in unproved properties capitalized in oil and gas properties;" with page F-12, which states the "Group does not have any significant costs of unproved properties capitalized in oil and gas properties."

Costs Incurred for Property Acquisitions, Exploration and Development Activities, page F-48

7.   Please tell us how you considered the guidance per FASB ASC 932-235-50-18 which requires separate disclosure of property acquisition costs and exploration costs.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director